April 5, 2005


via facsimile and U.S. mail

Mr. Nigel J. Cooper
Vice President - Finance
Northland Cranberries, Inc.
2930 Industrial Street
P.O. Box 8020
Wisconsin Rapids, Wisconsin  54495-8020


	Re:	Northland Cranberries, Inc.
		Form 10-K, Filed November 29, 2004
		Form 10-Q, Filed January 14, 2005
		File No. 000-16130

Dear Mr. Cooper:

      We have reviewed the above filings and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-K for the fiscal year ended August 31, 2004

Management`s Discussion and Analysis, page 16

Results of Operations

1. As you know, under Instruction 3 to Paragraph 303(a) of
Regulation
S-K, you are required to address material events and uncertainties that would cause your reported financial information not to be necessarily indicative of future operating results. We understand from your disclosure on page 47 that you entered into an agreement providing Ocean Spray with an option to purchase up to 14 of your 17 cranberry marshes in exchange for $47.5 million. Please disclose the extent to which your historical operating results is attributable to production from marshes that were owned by you, compared to those owned by third parties from whom you purchased cranberries, to convey the significance of your decision to make the marshes available for sale. It should be clear from your discussion how your ability to produce will be impacted by your decision to sell your cranberry marshes.

2. We note your disclosures on page 11, identifying various sales of facilities that occurred in 2004 and 2003. Please expand your disclosures in MD&A to address the extent to which your dispositions have impacted the comparability of your results of operations and cash flows, or which have otherwise effected the indicative value of your reported financial information. The impact on your production capacity, sales volume, cost of sales, and cash flows from operations should be clear.

Financial Statements, page 26

Consolidated Statements of Operations, page 29

3. Tell us the amount of depreciation and amortization you have reflected in your measures of cost of sales and gross profit for each period presented.

Note 2 - Debt and Equity Restructuring, page 36

4. Please expand your disclosure to explain how you determined the value of the warrants issued to Foothill and Ableco in conjunction with their financing for your debt restructuring in November 2001. Include the value ascribed to the warrants and explain how this transaction is reflected in your financial statements.

Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      You may contact Lily Dang at (202) 824-5581 or Karl Hiller at
(202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Northland Cranberries, Inc.
April 5, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE